Management's Report

The consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect management's best estimates and judgments. Management is responsible for the accuracy, integrity and objectivity of these consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that in these consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting designed to provide reasonable assurance that accounting records are reliable and assets are safeguarded.

The Board of Directors appoints the Audit Committee. The Audit Committee meets with management as well as with the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review these consolidated financial statements and the report of independent registered chartered accountants. The Audit Committee reports its findings to the Board of Directors for consideration in approving these consolidated financial statements for presentation to the shareholders. The independent registered chartered accountants have direct access to the Audit Committee of the Board of Directors.

Deloitte & Touche LLP has audited these consolidated financial statements independently on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on these consolidated financial statements.

[signed]	[signed]
Milos Djokovic	Blair Mullin
President and Chief Executive Officer	Chief Financial Officer
June 19, 2007

39
2006 Annual Report

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Zi Corporation

We have audited the consolidated balance sheets of Zi Corporation as at December 31, 2006 and 2005 and the consolidated statements of loss, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Zi Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with accounting principles generally accepted in the United States of America.

As described in Note 3 to the consolidated financial statements, the accompanying consolidated financial statements for the year ended December 31, 2004 have been restated. We therefore withdraw our previous report dated March 17, 2006 on those financial statements, as originally filed.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 29, 2007 except for Notes 13 and 21 which are as of June 15, 2007
40
Zi Corporation

Comments By Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders dated March 29, 2007, except for Notes 13 and 21 which are as of June 15, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 29, 2007 except for Notes 13 and 21 which are as of June 15, 2007

41
2006 Annual Report

Consolidated Balance Sheets

As at December 31,	2006	2005
(All amounts in United States of America dollars except share amounts)	See note 21	Restated –
		see note 3 & 21
Assets
Current assets
Cash and cash equivalents	$1,672,847	$10,779,317
Restricted cash	2,160,495	648,119
Accounts receivable, net of allowance of $936,731 (2005 - $426,697)	5,785,954	3,930,697
Prepayments and deposits	599,963	558,613
Total current assets	10,219,259	15,916,746
Capital assets - net (note 5)	906,094	1,024,217
Intangible assets - net (note 6)	3,421,717	3,226,051
Assets held for discontinued operations (note 21)	–	2,237,491
	$14,547,070	$22,404,505
Liabilities and shareholders' equity
Current liabilities
Bank indebtedness (note 7)	$1,000,000	$–
Accounts payable and accrued liabilities (note 17)	4,046,022	3,539,876
Deferred revenue	4,478,026	3,723,251
Deferred tax (note 11)	174,400	–
Current portion of other long-term liabilities (note 8)	30,467	64,927
Total current liabilities	9,728,915	7,328,054
Other long-term liabilities (note 8)	–	30,530
Liabilities of Discontinued operations (note 21)	–	1,724,267
	9,728,915	9,082,851

Contingent liabilities, commitments and guarantees (notes 13 & 15)

Going concern (note 2)

Shareholders' equity
Share capital (note 9)
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized, 46,688,624 (2005 – 46,272,568) issued and outstanding	110,635,085	109,365,824
Additional paid-in capital	3,101,201	2,114,190
Accumulated deficit	(108,575,499)	(97,580,615)
Accumulated other comprehensive loss	(342,632)	(577,745)
	4,818,155	13,321,654
	$14,547,070	$22,404,505

See accompanying notes to consolidated financial statements.

[signed]	[signed]
Richard D. Tingle	Donald Hyde
Chairman of the Board	Director

42
Zi Corporation

Consolidated Statements of Loss

Years ended December 31,	2006	2005	2004
(All amounts in United States of America dollars except share amounts)	See note 21	See note 21	Restated – see note 3 & 21
Revenue
Royalty, license and implementation fees	$11,836,217	$10,614,043	$12,898,838
Cost of sales	406,463	355,597	362,562
Gross margin	11,429,754	10,258,446	12,536,276

Operating expenses

Selling general and administrative	(11,077,269)	(9,066,953)	(8,677,758)
Litigation and legal (note 13)	(3,352,763)	(1,670,577)	(833,197)
Product research and development	(4,276,836)	(3,681,000)	(1,839,727)
Depreciation and amortization (note 6)	(1,667,534)	(1,125,695)	(902,240)
Impairment of note receivable (note 12)	–	(250,000)	(2,000,000)
Gain on settlement of litigation (note 13)	–	1,415,616	–
Operating loss before undernoted	(8,944,648)	(4,120,163)	(1,716,646)
Interest on capital lease obligation	(795)	(3,924)	(25,558)
Other interest expense	(17,211)	(2,368)	(30,839)
Interest income and other income	227,562	325,050	101,679
Net loss before undernoted	(8,735,092)	(3,801,405)	(1,671,364)
Impairment of note receivable (note 12)	(129,417)	–	–
Income taxes (note 11)	(885,084)	(687,515)	(336,161)
Net loss from continuing operations	$(9,749,593)	$(4,488,920)	$(2,007,525)
Discontinued operations (note 21)	(1,245,291)	(828,503)	(716,835)
Net Loss	$(10,994,884)	$(5,317,423)	$(2,724,360)
Basic and diluted loss per share from continuing operations (note 9 and 16)	$(0.21)	$(0.10)	$(0.05)
Basic and diluted loss per share from discontinued operations (note 21)	(0.03)	(0.02)	(0.02)
Basic and diluted loss per share	(0.24)	(0.12)	(0.07)
Weighted average common shares – basic and diluted	46,502,728	46,152,711	41,373,309
Common shares outstanding, end of year	46,688,624	46,272,568	45,225,190
See accompanying notes to consolidated financial statements.

43
2006 Annual Report

Consolidated Statements of Shareholders' Equity

					Accumulated
			Additional		other	Total
	Common shares issued		paid-in	Accumulated	comprehensive	comprehensive
	shares	amount	capital	deficit	income (loss)	income (loss)
(All amounts in United States of America dollars except share amounts)
Balance – December 31, 2003	39,371,560	$93,957,652	$601,744	$(89,538,832)	$(739,471)
Issued on exercise of stock options	1,143,766	2,289,957	–	–	–
Issued under private placement	3,636,364	7,067,885	–	–	–
Issued restricted stock units	–	–	685,767	–	–
Issued share purchase warrants to consultant re private placement	–	(141,048)	141,048	–	–
Issued on exercise of share purchase warrants	1,073,500	2,851,188
Issued stock options to non-employee	–	–	685,631	–	–
Net loss	–	–	–	(2,724,360)	–	(2,724,360)
Other comprehensive income from foreign currency translation adjustment	–	–	–	–	275,834	275,834
Balance – December 31, 2004, restated – see note 3	45,225,190	$106,025,634	$2,114,190	$(92,263,192)	$(463,637)	$(2,448,526)
Issued on exercise of stock options	290,967	736,867	–	–	–
Issued on exercise of share purchase warrants	609,482	1,605,187	–	–	–
Issued on acquisition of subsidiary	146,929	998,136	–	–	–
Net loss	–	–	–	(5,317,423)	–	(5,317,423)
Other comprehensive loss from foreign currency translation adjustment	–	–	–	–	(114,108)	(114,108)
Balance – December 31, 2005, restated – see note 3	46,272,568	$109,365,824	$2,114,190	$(97,580,615)	$(577,745)	$(5,431,531)
Issued on exercise of restricted stock units	416,056	1,269,261	(1,269,261)	–	–
Issued restricted stock units	–	–	156,663	–	–
Employee stock-based compensation costs	–	–	1,340,706	–	–
Archer dilution	–	–	758,903	–	–
Net loss	–	–	–	(10,994,884)	–	(10,994,884)
Other comprehensive income from foreign currency translation adjustment	–	–	–	–	235,113	235,113
Balance – December 31, 2006	46,668,624	$110,635,085	$3,101,201	$(108,575,499)	$(342,632)	$(10,759,771)

See accompanying notes to consolidated financial statements.

44
Zi Corporation

Consolidated Statements of Cash Flow

Years ended December 31,	2006	2005	2004
(All amounts in United States of America dollars)	See note 21	See note 21	Restated –
			see note 3 & 21
Net cash flow from (used in) operating activities:
Net loss	$(9,749,593)	$(4,488,920)	$(2,007,525)
Items not affecting cash:
Depreciation and amortization	1,707,212	1,152,294	902,240
Impairment of note receivable	129,417	250,000	2,000,000
Stock compensation expense - employees	1,544,755	–	685,767
Stock compensation expense – non-employees	–	–	685,631
Loss on dispositions of capital assets	24,212	5,929	9,899
Decrease (increase) in non-cash working capital:
Accounts receivable	(2,206,552)	970,865	(1,729,140)
Prepayments and deposits	(59,607)	(42,229)	(112,899)
Accounts payable and accrued liabilities	536,725	334,686	(444,234)
Deferred revenue	671,215	1,143,190	1,604,532
Deferred tax	174,400	–	–
Cash flow from (used in) operating activities	(7,227,826)	(674,185)	1,594,271
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	–	2,342,054	12,209,030
Settlement of note payable	–	–	(1,000,000)
Bank indebtedness (note 7)	1,000,000	–	–
Payment of capital lease obligations	(7,545)	(16,141)	–
Cash flow from financing activities	992,455	2,325,913	11,209,030
Cash flow from (used in) investing activities:
Advances to discontinued operations	–	(767,597)	(773,258)
Note receivable	–	(250,000)	–
Purchase of capital assets	(304,457)	(277,971)	(215,397)
Software development costs	(1,407,204)	(930,264)	(1,661,974)
Other deferred costs	(57,445)	(52,732)	(52,397)
Acquisition of subsidiaries	–	(458,466)	(68,297)
Changes in restricted cash	(1,512,376)	114,927	(550,281)
Cash flow used in investing activities	(3,281,482)	(2,622,103)	(3,321,604)
Cash flow from (used in) discontinued operations
Operating activities	(139,328)	(472,888)	(664,056)
Financing activities	(106,650)	874,247	773,258
Investing activities	(181,199)	45,312	105,436
Cash flow from (used in) in discontinued operations	(427,177)	446,671	214,638
Effect of foreign exchange rate changes on cash and cash equivalents	107,556	(93,264)	275,834
Net cash (outflow) inflow	(9,836,474)	(616,968)	9,972,169
Cash and cash equivalents, beginning of year	11,509,321	12,126,289	2,154,120
Cash and cash equivalents, end of year	$1,672,847	$11,509,321	$12,126,289
Cash and cash equivalents held in discontinued operations (note 21)	–	(730,004)	(283,333)
Cash and cash equivalents, end of year	$1,672,847	$10,779,317	$11,842,956
Non-cash financing activity
Equipment acquired under capital lease	$–	$–	$29,118
Components of cash and cash equivalents
Cash	$1,294,185	$4,120,256	$5,104,654
Cash equivalents	$378,662	$7,389,065	$7,021,635
Total cash and cash equivalents	$1,672,847	$11,509,321	$12,126,289
Supplemental cash flow information
Cash paid for interest	$18,006	$6,292	$56,397
Cash paid for income taxes	$772,260	$687,515	$–
See accompanying notes to consolidated financial statements.

45
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

1.     Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. The Company's full range of intuitive and easy-to-use solutions include its new eZiType predictive keyboard with auto-correction, eZiText for one-touch predictive text entry, eZiTap for intelligent multi-tap entry, Decuma for natural handwriting which now includes prediction technology and Qix, a search and discovery engine. Zi's markets these products directly to original equipment manufacturers, original design manufacturers and carriers.

2.     Going Concern Basis of Presentation

As at December 31, 2006, the Company had an accumulated deficit of $108,575,499 and for the year the Company incurred a loss of $10,994,884 and used cash in operating activities of $7,227,826. Continuing operations are dependent on the Company achieving profitable operations and being able to raise additional capital to meet our obligations and repay liabilities arising from the normal operations when they come due.

The Company is executing a business plan to allow it to continue as a going concern. The Company plans to reduce expenses, as well as continue to sign new customer contracts in 2007 and the future. The Company can give no assurance that it will be successful in executing this plan. Should it fail to raise sufficient capital or earn additional revenue it may be forced to suspend its operations, and possibly even liquidate its assets and wind-up and dissolve the Company.

Subsequent to year-end the Company completed the first part of its business plan by completing a private placement for gross proceeds of $6,000,712 (see note 20). In addition to this, a significant receivable in the amount of $3.0 million was collected from the Company's single largest customer. This receivable was used to secure the $1.0 million in bank indebtedness at year-end. Consequently, the bank indebtedness was repaid from the proceeds of this receivable.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

46
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

3.     Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements are expressed in United States of America dollars ("U.S. dollars") and prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Restatement of income tax expense

For the year ended December 31, 2004, the Company's income tax expense has been restated to reflect actual income tax expense for a previously understated liability. According to the Peoples Republic of China ("PRC" or "China") taxation law, those Foreign Investment Entities ("FIE") established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following three years. Our Chinese subsidiary, Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") had been categorized as a productive-type FIE in all of its PRC statutory filings, including its routine filings to tax authorities and we believed it was entitled to the tax holiday and tax rate reductions.

PRC tax authorities tightened the scope of FIE tax incentives and narrowed the tax holiday and reduction entitlement to those entities engaged in productive activities or engaged in "encouraged" industries. Changes to the operations of Huayu Zi in 2004 resulted in decreases in its research and development spending and revenues generated from productive activities (as defined under the FIE guidelines) which were below the stipulated levels required to qualify as a FIE eligible for the tax holidays and reductions. As a result, the Company should have recorded an increase in the income tax liability and expense of $336,161 for the year ended December 31, 2004. The Company previously disclosed in its consolidated financial statements for the year ended December 31, 2004, a contingent liability of $166,871 for 2004 income tax.

Income tax expense for the year ended December 31, 2004, previously reported as nil, has been restated to $336,161. As a result, the net loss for the year ended December 31, 2004, previously reported as $2,388,199, has been restated to $2,724,360. Similarly, net loss per share for the year ended December 31, 2004, previously reported as $0.06, has been restated to $0.07. In addition, the accumulated deficit as at December 31, 2004, previously reported as $91,927,031, has been restated to $92,263,192. Comprehensive net loss for the year ended December 31, 2004, previously reported as $2,112,365, has been restated to $2,448,526.

47
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

As disclosed in the notes to the financial statements under stock-based compensation, pro forma net loss for the year ended December 31, 2004, previously reported as $6,290,102, has been restated to $6,626,263. Similarly, pro forma net loss per share for the year ended December 31, 2004, previously reported as $0.15, has been restated to $0.16.

Principles of consolidation

These consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions and balances have been eliminated. All subsidiaries are controlled by the Company except Archer Education Group Inc. ("Archer") (see Discontinued Operations Note 21) and Magic Lantern Group, Inc. ("MLG"). These investments, which the Company does not control but exercises significant influence over its operating, investing and financing policies, are accounted for using the equity method. With respect to MLG, the Company does not recognize its proportionate share of losses that would result in a negative carrying value of its equity investment. Since the deconsolidation of Archer in February of 2006, (See note 4 & 18) the company has been recognizing its proportionate share of losses until the fourth quarter when the investment was reduced to zero. Dilution gains triggered by future share issuance by Archer may cause the investment to be increased at which point the Company will resume recognizing its proportionate share of losses up to the amount of the investment. The Consolidated Statements of Loss and Cash Flows have been restated to reclassify Archer as discontinued operations.

Minority interest in earnings of consolidated subsidiaries represents the minority shareholders' share of the after-tax net income or loss from Archer prior to the deconsolidation in March of 2006. The minority interest included in the consolidated balance sheets reflects the original investments by these minority shareholders in the consolidated subsidiaries, along with their proportionate share of the earnings or losses of the subsidiaries. As of December 31, 2005, no value was allocated to minority interest. Archer has generated losses since its inception; as a result, the Company has not allocated to minority interests their proportionate share of the losses, as the minority shareholders do not have any obligation to reimburse the Company their proportionate share of the losses.

The Company consolidates an entity's financial statements when the Company either will absorb a majority of the entity's expected losses or residual returns, in the case of a variable interest entity ("VIE"), which there were none at December 31, 2006 and 2005, or has the ability to exert control over a subsidiary. Control is normally established when ownership interests exceed 50 percent in an entity. However, when the Company does not exercise control over a majority-owned entity as a result of other investors having rights over the management and operations of the entity, the Company accounts for the entity under the equity method. As of December 31, 2006, 2005 and 2004, there were no greater-than-50 percent-owned affiliates whose financial statements were not consolidated.

48
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Foreign currency translation

Zi Corporation's functional currency, on a stand-alone basis, is the U.S. dollars. For the United States, Swedish, Chinese, Hong Kong and other Canadian subsidiaries, the functional currencies are the U.S. dollar, Swedish krona, Chinese renminbi ("RMB"), Hong Kong dollar and Canadian dollar ("CDN"), respectively. The balance sheet accounts of the Company's foreign operations for which the local currency is the functional currency are translated into U.S. dollars at period-end exchange rates, while income, expense and cash flows are translated at average exchange rates for the period. Translation gains or losses related to net assets of such operations are shown as a component of accumulated other comprehensive income in shareholders' equity. Gains and losses resulting from foreign currency transactions, which are transactions denominated in a currency other than the entity's functional currency, are included in the consolidated statements of loss.

Use of estimates

The preparation of these consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts, valuation of the note receivable, estimated useful life of intangible assets, deferred costs and capital assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation allowance for deferred tax assets, and revenue for other product revenue using the percentage of completion method, and reflect management's best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. The allowance for doubtful accounts reflects estimates of doubtful amounts in accounts receivable. The allowance is based on specifically identified accounts, historical experience and other current information.

49
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Cash and cash equivalents

The Company considers all balances with banks and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Restricted cash

At December 31, 2006, the Company held the U.S. dollar equivalent of $2,160,495 (December 31, 2005 - $648,119) in RMB through its principal Chinese subsidiary Huayu Zi. Due to PRC government regulations pertaining to the capitalization of Chinese companies, these funds are available to fund the day-to-day operations of the Company's various Chinese subsidiaries and are not expected to be fully available to fund the non-Chinese operations of the Company in the foreseeable future.

At December 31, 2006 and December 31, 2005, the Company has classified these funds as restricted cash. The reclassification to restricted cash does not affect previously reported cash flows from operations or from financing activities in the Company's previously reported consolidated statements of cash flows, or its previously reported consolidated statements of loss for any period.

Capital assets

The Company records capital assets at cost and provides for amortization over the useful life of the asset using the declining-balance method at a rate of 30 percent for computer and office equipment. Leasehold improvements are recorded at cost and amortized using the straight-line method over the shorter of the estimated useful lives or the remaining term of the lease. The amortization periods for leasehold improvements range from one to five years. Inducements received upon entering into new leases have been deferred and are being recognized as a reduction in rent expense over the corresponding lease term.

In the year of disposal, the resulting gain or loss is included in the consolidated statements of loss and the cost of assets retired or otherwise disposed and the related accumulated amortization are eliminated from these accounts.

Intangible assets

All research and development costs are expensed as incurred except those that qualify under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established. Capitalized costs are amortized commencing in the period of the products' commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

50
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Costs of start-up activities and organizational costs are expensed as incurred. Start-up costs include those one-time activities related to organizing a new entity.

The Company records intangible assets, excluding goodwill and intangible assets with indefinite lives at cost and provides for amortization over their expected useful lives using the straight-line method over the following periods:

Customer agreements	4.5 years
Patents and trademarks	11 years
Software development costs	3 years
Curriculum	10 years
Contracts relationship	10 years

Goodwill and other intangible assets with indefinite lives are not amortized, but are tested for impairment at least annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired, such as, the loss of a patent litigation or a significant decline in the Company's revenue.

Impairment of long-lived assets

The Company annually reviews the carrying value of its long-lived assets, including intangible assets, on September 30 of each year and periodically reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future net cash inflows from such assets is less than the carrying amount, an impairment loss is recognized. The Company considers factors such as significant changes in the business climate and projected discounted cash flows from the respective assets in determining the fair value of the asset. The Company evaluated its remaining long-lived assets at September 30, 2006 and determined that no impairment had occurred.

51
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Revenue recognition

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recognized in accordance with Statement of Position ("SOP"), "Software Revenue Recognition". Software licensing royalties are included in fees from licensing and implementation.

Under software licensing arrangements, the Company recognizes revenues – provided that: a non-cancellable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized once clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contract which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. These revenues are recognized rateably over the term of the contract.

The Company reports revenue on a gross basis in PRC. The amount of taxes collected from customers and remitted to the governmental authorities was $595,157, $522,278 and $434,386 in the three years ended 2006, 2005 and 2004 respectively.

Revenues from Oztime product contracts recorded in other product revenue were recognized using the percentage of completion method, whereby revenue was recorded at the estimated realizable value of work completed to date and costs incurred to date were compared to total estimated contract costs to determine whether a loss was realized. Amounts received in advance were recorded as deferred revenue. Estimated losses on contracts were recognized when they became known.

Revenues from Archer (see note 21) consist primarily of tuition and fees derived from courses taught in Archer's colleges, schools, and training centers. Revenues from tuition fees are recognized pro-rata (on a straight-line basis) on a monthly basis over the relevant period attended by the student of the applicable course or program. If a student withdraws from a course or program, the paid but unearned portion of the student's tuition is refunded. Refunds are calculated and paid in accordance with applicable provincial law and accrediting agency standards for refund policies. Textbook sales and other revenues are recognized as sales occur or services are performed and represent less than 10 percent of total revenues. Prepaid tuition is the portion of payments received but not earned and is reflected as a current liability in the accompanying consolidated balance sheets, as such, amounts are expected to be earned within the next year.

52
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method or pro-rata on a monthly basis, as previously described.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make payments. The Company evaluates the credit worthiness of its customers prior to delivery of its software and based on these evaluations, adjusts credit limits to the respective customers. In addition to these evaluations, the Company conducts on-going credit evaluations of its customers' payment history and current credit worthiness. The allowance is maintained for 100% of all accounts deemed to be uncollectible. To date, the actual losses have been within management expectations.

As at December 31, 2006, a single customer accounted for 52% of the accounts receivable balance. Subsequent to December 31, 2006, the full amount of the receivable was collected.

Income taxes

The Company computes income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and operating loss and tax credit carry forwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities and operating loss and tax credit carry forwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carry forwards are expected to be recovered or settled.

53
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Leases

Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded as if it were an acquisition of an asset and the incurrence of an obligation. Assets recorded as capital leases are amortized on a basis consistent with that of accounting for capital assets. Operating lease costs are expensed as incurred. The Company accounts for tenant improvement allowances as a deferred rent liability included in other liabilities on the consolidated balance sheets and as a component of investing activities on the consolidated statements of cash flows.

Share issue costs

The Company reduced the value of consideration assigned to shares issued by direct costs, net of applicable income tax recoveries, of issuing the shares.

Loss per share

Loss per share is computed based on the weighted average basic number of shares outstanding for the period. Diluted loss per share has been calculated using the treasury stock method, whereby diluted loss per share is calculated as if options, restricted stock units ("RSUs") and common share purchase warrants were exercised at the beginning of the year and funds received were used to purchase the Company's own stock. Potentially dilutive shares have not been used in calculating diluted loss per share for the years ended December 31, 2006, 2005 and 2004 as they were anti-dilutive as discussed in note 17.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company has reported components of comprehensive income (loss) on its consolidated statement of shareholders' equity.

Gains on issuance of stock by subsidiaries

At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time, the subsidiary is not a newly formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there a question as to the subsidiary's ability to continue in existence, the Company records the dilution gain in the consolidated statements of loss. Otherwise, the increase is reflected in additional paid-in capital in the Company's consolidated statements of shareholders' equity.

54
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Financial instruments

Accounts receivable, cash equivalents, investment in significantly influenced company, accounts payable, accrued liabilities, note payable, and capital lease obligations constitute financial instruments. The carrying values of these financial instruments approximate their fair value given the relatively short periods to maturity, except for the note receivable and the investment in significantly influenced company. The carrying values for these financial instruments represent their maximum credit risk. The investment in significantly influenced company constitutes a financial instrument with a fair value that is not determinable due to the unavailability of independent third party evidence to support a valuation of this investment.

The Company maintains substantially all cash and cash equivalents with major financial institutions. Deposits held with banks may exceed the amounts of insurance provided on such deposits. Credit risk exposure includes accounts receivable with customers primarily located in North America, Asia, and Western Europe. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from customers. The Company is exposed to the risks arising from fluctuations in foreign exchange rates, and the volatility of those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency exchange risk.

Stock-based compensation

The Company adopted SFAS 123(R) "Share Based Payment", effective January 1, 2006. This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Prior to the adoption of SFAS 123(R), the Company was required to provide pro forma disclosures.

55
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

The adoption of SFAS 123(R) changes the accounting for stock options. SFAS 123(R) is effective for all stock options grant beginning January 1, 2006. For those stock option awards granted prior to January 1, 2006, but for which the vesting periods are not complete, the modified prospective transition method permitted by SFAS 123(R) is used. Under this method, the Company accounts for such awards on a prospective basis, with expense being recognized in the consolidated financial statements beginning in the first quarter of 2006 using the grant-date fair values previously calculated for pro forma disclosures. The Company has recognized the related compensation cost not previously recognized in the pro forma disclosures over the remaining vesting period. Stock options typically vest in equal installments over a service period. Expense related to each portion of an option grant is recognized over the specific vesting period for those options.

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company's common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life of the options is based on the Company's historical experience for various categories of employees receiving stock option grants. The Company accounts for restricted stock units ("RSUs") in accordance with SFAS No. 123(R), and records the fair value of the RSUs equal to the market price on the date of grant with the related compensation expense recognized over the vesting period.

SFAS No. 123(R) also requires that the excess tax benefits related to stock compensation be reported as a cash inflow from financing activities rather than as a reduction of taxes paid in cash from operations.

Note 9, below, describes the Company's stock-based compensation plan. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid-in capital is credited to common stock.

Prior to January 1, 2006, the Company accounted for stock-based compensation using the intrinsic value method as prescribed by APB Opinion No. 25 and related interpretations. No stock-based compensation related to option grants to employees or directors was reflected in net loss in the years ended December 31, 2005 and 2004 as all stock options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net loss and basic and diluted net loss per share for the years ended December 31, 2005 and 2004 would have been changed to the pro forma amounts indicated below:

56
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Years ended December 31,	2005	2004
		Restated – see note 3
Net loss:
As reported	$(5,317,423)	$(2,724,360)
Stock compensation expense	(2,874,033)	(3,901,903)
Pro forma net loss	(8,191,456)	(6,626,263)
Net loss per common share:
As reported, basic and diluted	$(0.12)	$(0.07)
Stock compensation expense, basic and diluted	(0.06)	(0.09)
Pro forma, basic and diluted	$(0.18)	$(0.16)
Stock options and RSUs issued during the year	940,375	2,105,500
Weighted average exercise price	$3.22	$2.27
Weighted average fair value of stock options granted during the year	$2.22	$1.19

In 2004, a grant of 400,000 stock options was made to a non-employee consultant for financial advisory services which the company accounted for in accordance with SFAS No 123 and recognized $685,631 in 2004 as part of selling general and administrative expense calculated by using the Black-Scholes option pricing model.

The above pro forma compensation expense related to options granted pursuant to our stock option plans was determined based on the estimated fair values using the Black-Scholes Option Pricing Model and the following weighted average assumptions:

	2005	2004
Risk free interest rate	3.0-3.8%	2.5-3.9%
Expected life in years	3.7	3.7
Expected dividend yield	0%	0%
Expected volatility	82-116%	45-82%

57
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Recent accounting pronouncements

In February 2006, the FASB issued Staff Position No. FAS 123(R)-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event" ("FSP 123R-4"). FSP 123R-4 amends SFAS 123(R) to incorporate that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control does not meet certain conditions in SFAS 123(R) until it becomes probable that the event will occur. The guidance in this FASB Staff Position was applied as part of our adoption of SFAS 123(R), effective January 1, 2006, and did not have a significant impact on the Company's financial results.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of SFAS No. 133 and 140", which is effective for fiscal years beginning after September 15, 2006. The statement was issued to clarify the application of SFAS No. 133 to beneficial interests in securitized financial assets and to improve the consistency of accounting for similar financial instruments, regardless of the form of the instruments. The Company has evaluated the new interpretation and determined that it will not have a material impact on the Company's financial results.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)", which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the new statement to determine the potential impact, if any, this would have on the Company's financial results.

In June 2006, Emerging Issues Task Force Issue 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities should be Presented in the Income Statement (That is, Gross versus Net Presentation)" ("EITF 06-3"), was issued, which is effective for interim and annual reporting periods beginning after December 15, 2006. EITF 06-3 addresses which taxes assessed by a Government Authority should be considered and how these taxes should be presented in the income statement – i.e., gross versus net. EITF 06-3 reached a consensus that the presentation of the taxes is an accounting policy decision that should be disclosed pursuant to Opinion 22. The Company has adopted the EITF as of December 31, 2006 and it does not have an impact on the Company's consolidated operations and financial condition.

58
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

In September 2006 the FASB issued SFAS No. 157 "Fair Value Measurements", which is effective for fiscal years beginning after November 15, 2007. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company's consolidated operations and financial condition.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company's balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and will be adopted by the Company in the first quarter of fiscal 2007. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company's consolidated operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115".The statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. The Company has not yet estimated the impact, if any, of the new standard.

The Securities and Exchange Commission ("SEC") has recently required some registrants to restate their previously issued financial statements related to accounting for share purchase warrants issued in a currency other than the functional currency. In the SEC's view, these warrants are to be considered a derivative instrument and accounted in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires derivative instruments be recorded as a liability, instead of a component of shareholders' equity, and marked to market value at each reporting period. The FASB met recently and concluded that the position required by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and would then be able to do so as a change in accounting policy. However, early adoption would not be permitted, meaning that entities changing currently would have to restate their financial statements. The FASB position appears to imply that either method is currently correct but that only the SEC position will be correct in 2008. The Company has assessed the FASB's comments to determine what, if any, impact it will have on the Company's financial statements. As at December 31, 2006, the Company does not have any outstanding warrants that meet the definition of a derivative under SFAS 133; however, the Company has had warrants over its life that did meet this definition. As a result, the Company could be required to record a significant cumulative adjustment to the Company's opening accumulated deficit in 2008.

59
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

4.     Acquisitions

All acquisitions have been accounted for using the purchase method with results from operations included in these consolidated financial statements from the date of acquisition.

Acquisition of Decuma AB

On January 26, 2005, the Company purchased the assets of Decuma AB ("De-cuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The Company has accounted for the purchase under the purchase method of accounting, and accordingly, included the results of operations of Decuma in the consolidated operating result of the Company from the date of acquisition. As part of the acquisition, the Company acquired Decuma's intellectual property and customer agreements. Amounts assigned to intangible assets were supported through discounted cash flow analyses. Patents and trademarks are amortized over 11 years. Customer agreements are amortized over the remaining life of the agreement (up to 4.5 years). The purchase price consideration included 146,929 common shares of the Company with a value of $1.0 million, cash consideration of $175,254 to settle certain working capital related adjustments and other costs and fees related to the purchase in the amount of $281,348 for a total acquisition cost of $1,456,602.

Through an assessment process carried out by the Company upon completion of this acquisition, it was decided that a certain senior management position in Decuma was redundant. Included in the purchase price is $200,000 to involuntarily terminate this position.

60
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

The purchase price is allocated as follows:

Net assets acquired:
Non-cash working capital deficiency	$(15,334)
Capital assets	49,821
Customer agreements	187,100
Patents and trademarks	1,235,015
$1,456,602

Pro forma information has not been presented showing the effect of a January 1, 2005 acquisition on the current year's results as the effect is not material. The following summarized pro forma information assumes the acquisition had occurred on January 1, 2004:

Year ended December
Pro forma information:	31, 2004 (unaudited)
Revenue	$13,907,535
Net loss	(3,941,888)
Loss per share – basic and diluted	$(0.10)

The pro forma results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the period presented, nor do they purport to be indicative of the results that would be obtained in the future.

Acquisition of Archer Education Group Inc.

Archer was incorporated in February 2005 for the purpose of acquiring a number of educational learning institutions in Canada. Zi acquired 24.9 percent of Archer's shares, through share subscription agreements in 2005. Consequently, Zi is a related party to Archer.

The Company's ownership of Archer increased primarily by the sale of its Beijing Oztime Education & Network Technology Co. Ltd. ("Oztime") and English-Practice Inc. ("EPI") subsidiaries to Archer. At December 31, 2005, the Company held 53.2 percent of the outstanding shares of Archer. Zi therefore, accounted for its investment in Archer as a purchase under the purchase method of accounting. Zi included Archer's results from December 21, 2005 (the date of acquisition) to December 31, 2005, and its assets and liabilities, net of minority interest at December 31, 2005.

61
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Under the sale agreements, Zi received 6,140,000 shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a RMB 1,000,000 non-interest bearing note receivable. The release of the escrowed shares is subject to performance criteria requiring revenues earned through Oz-time related operations, from the date of purchase to December 31, 2006, be $2,950,000 or more. The Company determined there was uncertainty that Oz-time's revenues related to its operations would achieve the performance criteria and as such the contingent consideration was not considered as part of the sale proceeds. As at December 31, 2006, Oztime revenues earned did not reach the required level. As a result, the escrowed shares will be cancelled.

On February 28, 2006, Archer raised additional capital through private placements of common shares at which point Zi's interest in Archer was diluted to 49.9 percent. The Company has deconsolidated the results of Archer as of March 1, 2006, since it no longer absorbs a majority of the entities expected losses or residual returns, in the case of a variable interest entity, and no longer has the ability to exert control over this subsidiary. The Company has accounted for its proportionate share of Archer's net loss at December 31, 2006, using the equity method.

Through a further private placement of Archer's common shares and exercise of stock options from March to December 2006, the Company's ownership of Archer was diluted to 42.2 percent. As the price of the shares issued by Archer is in excess of the book value of the underlying share, the Company's net investment in Archer increases resulting in a dilution gain to Zi of $758,903 as of December 31, 2006, which was recorded to additional paid-in capital.

Disposition of Archer Education Group Inc.

Effective March 27, 2007, the Company sold its minority interest in Archer Education Group, Inc. ("Archer") for total proceeds of CDN$736,800. There were no contingent considerations, or performance criteria in the sale agreement.

The Company’ s proportionate share of the loss from Archer’ s operations for the period ended March 27, 2007 has not been recognized as the carrying value of the investment in Archer was nil and the Company had no commitment to fund this loss. In addition to this, Archer did not complete any private placements between January 1, 2007 and March 27, 2007. Therefore, the Company was not required to recognize any potential dilution gains resulting in an increase in its net investment in Archer. As a result, the full amount of the proceeds were recognized as a gain on disposal of discontinued operations in the period ended March 31, 2007.

62
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

5. Capital Assets
		Accumulated	Net book
	Cost	amortization	value
2006
Computer and office equipment	$3,160,556	$2,341,331	$819,225
Leasehold improvements	563,062	476,193	86,869
	$3,723,618	$2,817,524	$906,094
2005
Computer and office equipment	$3,068,917	$2,191,882	$877,035
Leasehold improvements	507,386	360,204	147,182
	$3,576,303	$2,552,086	$1,024,217

Included in computer and office equipment are assets under capital lease totaling $509,648 (2005 - $510,700) and related accumulated amortization of $421,139 (2005 – $388,638).

6.     Intangible Assets

		Accumulated	Net book
	Cost	amortization	value
2006
Patents	$1,762,051	$626,309	$1,135,742
Trademarks	73,050	13,282	59,768
Customer agreements	193,182	84,298	108,884
Software development costs	10,875,561	8,758,238	2,117,323
	$12,903,844	$9,482,127	$3,421,717
2005
Patents	$1,596,673	$451,616	$1,145,057
Trademarks	62,950	5,723	57,227
Customer agreements	166,473	36,321	130,152
Software development costs	9,581,903	7,688,288	1,893,615
	$11,407,999	$8,181,948	$3,226,051

During 2006, $1,407,204 (2005 - $930,264) of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for 2006 includes $1,084,365 of amortization of deferred software development costs and $153,492, $6,173 and $39,180, respectively, of amortization of patents, trademarks and customer agreements. Amortization for 2005 includes $602,570 of amortization of deferred software development costs and $150,102, $6,111 and $38,787, respectively, of amortization of patents, trademarks and customer agreement. The Company evaluated its other intangible assets at September 30, 2006 and determined that no impairment had occurred.

63
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

The following is the estimated amortization expense of intangible assets for each of the next five years:

2007	$1,244,886
2008	961,663
2009	462,073
2010	172,469
2011	172,469
Total	$3,013,560

7.     Bank Indebtedness and Notes Payable

On December 7, 2006, the Company entered into a Credit Facility Agreement (the "Loan") with HSBC Bank Canada. Under the Loan Agreement, the lender provided a demand loan of $1.0 million based on a single trade receivable of the Company's insured by Export Development Canada with proceeds assigned to the lender. The outstanding amount on the Loan is due on demand or the earlier of the collection of the trade receivable or March 1, 2007. The proceeds of the Loan were used to fund the short-term liquidity of the Company. The obligation under the Loan are secured by a first priority interest in all present and after acquired personal property of the Company and a floating charge over all the Company's present and after acquired real property. The Loan bears interest at LIBOR, plus 2 percent per annum - i.e., effective interest rate of 7.37 percent per annum. The Loan Agreement contains a number of restrictive covenants, all of which the Company was in compliance with as of December 31, 2006. The Company repaid the Loan and accrued interest on January 12, 2007.

Through two subsidiaries of Archer, the Company held two lines of credit as at December 31, 2005. Both lines of credit have a maximum credit limit of $42,992, bear interest between prime and prime plus 1.3 percent, were unsecured and payable upon demand. With the deconsolidation of Archer in 2006 both lines of credit were eliminated.

The note payable of $147,678 as of December 31, 2005 represents two notes payable of Archer to former shareholders in the amount of $81,255 and $66,423. With the deconsolidation of Archer in 2006 the note payable was eliminated.

8.     Capital Lease Obligations and Leasehold Improvements

The Company has entered into leases for computer and office equipment with payment terms over three years with interest at rates varying between 10.20 percent and 17.25 percent. Obligations as at December 31, 2006 were $1,833 (2005 – $9,378). The current portion at December 31, 2006 was $1,833 (2005 – $7,541). The future minimum lease payments under the capital leases are $1,870 in 2007, not including lease interest of $37. No other payments are required under the capital leases.

Inducements for leasehold improvements received by the Company upon entering into new leases as at December 31, 2006 were $28,634 (2005 – $86,079). The current portion at December 31, 2006 was $28,634 (2005 – $57,386).

64
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

9.     Share Capital

Stock purchase warrants

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of $6,926,836. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006, at an exercise price of CDN$3.25 per share. On July 16, 2006, the 290,200 outstanding stock purchase warrants expired unexercised (December 31, 2005, 292,200 stock purchase warrants were outstanding). As part of the consideration for services rendered by an agent related to this private placement, the Company issued 218,182 stock purchase warrants with each warrant exercisable through the purchase of one common share at a price of CDN$3.25. The warrants were exercisable immediately and expire if unexercised on July 16, 2006. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. On July 16, 2006, the 68,182 outstanding stock purchase warrants expired unexercised (December 31, 2005, 68,182 stock purchase warrants were outstanding). The Company accounted for the 218,182 stock purchase warrants in accordance with SFAS No. 123 and recognized common share issue costs of $141,048, calculated by using the Black-Scholes option pricing model.

On June 19, 2003, the Company completed a private placement of 1,000,000 units priced at $2 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006, at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. On May 31, 2006, the 495,000 outstanding stock purchase warrants expired unexercised (December 31, 2005, 495,000 stock purchase warrants were outstanding).

Stock-based compensation

Certain information regarding our stock-based compensation was as follows:

Weighted average grant-date per share fair value of share options granted	$0.85
Fair value of non-vested shares that vested during the period	$1,353,356
Stock-based compensation recognized in results of operations	$1,544,755
Tax benefit recognized in statement of operations	–
Cash received from options and RSUs exercised under stock option plans	–
Tax deduction realized related to stock options exercised	–

65
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

No material amount of stock-based compensation was capitalized as a part of an asset during the year ended December 31, 2006.

The Company did not recognize a tax benefit from the stock-based compensation expense because it is believed that it was more likely than not that the related deferred tax assets, which have been reduced by a valuation allowance, will not be realized.

The stock-based compensation expense included in the Company's consolidated statement of loss was as follows:

Selling general and administration	$1,208,701
Product research and development	336,054
Total stock-based compensation expense	$1,544,755

Compensation expense related to stock option and restricted stock unit grants are based on the fair value of the underlying shares on the date of grant as if the shares were vested. Compensation expense related to options granted pursuant to our stock option plan was determined based on the estimated fair values using the Black-Scholes Option Pricing Model and the following weighted average assumptions:

2006
Risk free interest rate	3.9-4.2%
Expected life in years	3.0
Expected dividend yield	0%
Expected volatility	55-103%
Estimated Forfeiture	18.9%

The risk-free interest rate used is based on the Canadian benchmark bond yield expected term of the stock option. The expected dividend yield is zero as the Company has not paid cash dividends in the past and has no expectation of paying dividends in the foreseeable future. The expected term is calculated using the vesting periods and is based on historical stock option exercise patterns. Expected volatility is calculated based on applying historical volatility over the expected life of the stock options granted. Estimated forfeiture rates are based on the Company's historical experience.

The Company recognizes stock-based compensation expense on a straight-line basis over the vesting period of the individual award. The Company issues new shares upon the exercise of stock options.

66
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Stock option and restricted stock units

Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 12,915,000 common shares for issuance under the various plans of which 500,000 shares of the 1999 Plan are issuable as RSUs. The activity in the plans is as follows:

Option Plans	1993	1995	1996	1998	1999	Total
Shares authorized	2,625,000	1,430,000	2,600,000	1,300,000	4,960,000	12,915,000
Granted	2,625,000	1,350,000	2,587,000	1,265,166	4,052,215	11,879,381
Exercised	2,550,000	1,097,333	2,052,818	958,333	1,145,915	7,804,399
Cancelled	75,000	–	–	–	–	75,000
Outstanding	–	252,667	534,182	306,833	2,906,300	3,999,982
Available for Grant	–	80,000	13,000	34,834	907,785	1,035,619

Awards may be granted under the plans to employees, officers, directors and consultants of the Company.

The plans are administered by the Board of Directors who has the authority to designate participants, determine option prices and the vesting schedules of each grant. To date, all options, except for RSUs, have been granted at the fair market value of the stock at the date of grant with vesting schedules ranging from immediate to three years. The options may in no event have a term exceeding ten years from the date of grant. The stock options and RSUs are not assignable. New common stock is issued upon exercise of stock options or RSUs.

In 2006, 87,468 (2005 – nil) RSUs were granted and issued without performance criteria attached and at no cost to the grantee. At December 31, 2006, 49,983 (2005 – 378,571) RSUs are outstanding. The RSUs vest upon granting and expire five years from the date of grant. The Company has recorded, as part of selling, general and administration expense, compensation expense in 2006 of $156,663 (2005 – $nil; 2004 – $685,767 ) related to the RSUs, calculated by using the fair value method.

67
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

A summary of option activity under the Plan as of December 31, 2006, 2005, and 2004, and changes during the years then ended is presented below:

	2006		2005		2004
	Shares	Weighted	Shares	Weighted		Weighted
	under options	average	under options	average	Shares	average
	and RSUs	exercise price	and RSUs	exercise price	under options	exercise price
Outstanding, beginning of year	4,106,487	$3.82	4,911,972	$4.28	5,474,904	$5.18
Granted	1,580,468	1.41	940,375	3.22	2,105,500	2.27
RSUs Exercised	(416,056)	–	–	–	–	–
Options Exercised	–	–	(290,967)	(2.53)	(1,143,766)	(2.00)
Forfeited or expired	(1,270,917)	(6.25)	(1,454,893)	(5.25)	(1,524,666)	(7.78)
Outstanding, end of year	3,999,982	$2.49	4,106,487	$3.82	4,911,972	$4.28
Exercisable, end of year	3,595,483	$2.67	3,990,321	$3.83	4,102,142	$4.54
Weighted-average fair value of stock options and intrinsic
value of RSUs granted during the year		$0.85		$2.22		$1.19

A summary of the status of the Company's unvested options as of December 31, 2006, and changes during the year ended is December 31, 2006, is presented below:

		Weighted
	Shares	average fair-value
	under options	grant-date
Unvested, beginning of year	116,166	$2.31
Granted	1,580,468	0.85
Forfeited or expired	(187,583)	(1.21)
Vested	(1,104,552)	(1.27)
Unvested, end of year	404,499	$0.50

The following table summarizes the exercise price ranges of outstanding and exercisable stock options as of December 31, 2006:

	Total stock options and RSUs outstanding			Stock options and RSUs exercisable
		Weighted
	Number outstanding	average remaining	Weighted average	Number exercisable	Weighed average
Range of exercise prices	December 31, 2006	contractual life	exercise price	December 31, 2006	exercise price
$0.85 – $1.72	457,982	4.58 years	$0.81	69,316	$0.42
$1.73 – $2.57	1,318,250	3.64 years	$1.91	1,303,917	$1.91
$2.58 – $3.43	1,853,000	2.01 years	$2.96	1,852,000	$2.96
$3.44 – $6.86	370,750	2.48 years	$4.32	370,250	$4.32
$0.85 – $6.86	3,999,982	2.88 years	$2.49	3,595,483	$2.67

As of December 31, 2006, unrecognized stock-based compensation related to outstanding, but unvested stock options was $122,472 which will be recognized over the weighted-average remaining vesting period of 1.64 years.

68
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

10.   Equity Interest in Significantly Influenced Company

MLG ceased operations in July 2005 due to a substantial slow down in operations, its inability to raise sufficient capital and successfully market the company's product line. MLG has retained legal counsel to commence voluntary liquidation and wind down procedures. The Company does not expect any recovery of funds from this process and had previously provided for impairment of amounts due from MLG. The Company holds a 40.4 percent interest in MLG, received upon the disposition of Magic Vision Media on November 7, 2002. At December 31, 2006, the Company held 29,750,000 shares of MLG with a par value of $0.01 per share and a fair market value of nil. The Company's proportionate share of the loss from MLG operations for year ended December 31, 2006, has not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss. The Company's unrecorded share of the loss from MLG's operations between November 8, 2002 and December 31, 2004 is $7,445,161. The Company is unable to report a more recent unrecorded share of the loss as MLG has not provided a more recent financial position.

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG, which has been provided for (see note 12).

69
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

11. Income Taxes

Substantially all of the Company's activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and the operating results of each subsidiary and the parent company. The components of income (loss) before income tax expenses are as follows:

See note 3 & 21	2006	2005	2004
Canadian Operations	$(6,905,920)	$(8,931,199)	$(5,723,479)
International Operations	(1,958,589)	5,129,794	4,052,115
	$(8,864,509)	$(3,801,405)	$(1,671,364)
The Components of income tax expense are as follows:

See note 3 & 21	2006	2005	2004
Canadian Operations	$–	$–	$–
International Operations	$885,084	$687,515	$336,161

The provision for income taxes reflects an effective tax rate that differs from the corporate tax rate for the following reasons:

See note 3 & 21	2006	2005	2004
Combined basic federal and provincial income tax rate	33.40%	33.62%	36.60%
Expected combined Canadian federal and provincial tax recovery based on above rates	$(3,268,251)	$(1,278,032)	$(611,719)
Enacted tax rate adjustment differences	104,426	–	188,281
Differences in foreign statutory tax rates	373,247	459,992	149,344
Permanent differences	1,440,996	(218,924)	618,560
Equity in net loss of significantly influenced company	–	–	–
Loss on dissolution of subsidiaries	–	–	1,159,877
Impairment of note receivable	22,648	84,050	677,400
Unrecognized recoveries on losses	–	–	(2,026,023)
Scientific research and experimental development	(275,614)	(289,080)	–
Prior expenses charged to current year	(108,254)	(117,659)	–
2004 PRC tax paid in 2005	–	–	–
2005 PRC tax paid in 2006	(68,091)	–	–
Tax exemption	161,635	–	–
Other	(56,736)	256,037	320,811
Valuation allowance	2,559,078	1,353,283	(140,370)
Consolidated income tax	$885,084	$687,515	$336,161

70
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

The components of future income taxes are as follows:

December 31,	2006	2005	2004
See note 3 & 21

Capital assets	$268,247	$201,201	$102,294
Software development costs	(680,084)	(636,633)	(496,898)
Deferred revenue	(102,014)	322,027	–
Share issue costs	84,767	134,727	181,667
Other	(337,855)	47,203	73,892
Loss carry forwards	19,006,279	17,843,312	16,960,182
Valuation allowance	(18,413,740)	(17,911,837)	(17,026,185)
Net future income tax liability	$(174,400)	$–	$(205,048)

The Company provided a full valuation allowance against the future income tax assets based on the Company's evaluation of the likelihood of realization of these assets. The Company will continue to evaluate and examine the valuation allowance on a regular basis.

According to PRC tax law, those FIE established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following three years. Our Zi Technology subsidiary Huayu Zi was categorized as a productive-type FIE in all its PRC statutory filings, including its routine filings to tax authorities.

In 2005, PRC tax authorities tightened the scope of FIE tax incentives and narrowed the tax-free/reduction entitlement to only those who are engaged in productive activities or are engaged in "encouraged" industries. Recent changes to the operations of Huayu Zi resulted in decreases to its research and development activities and revenues generated from productive activities (as defined under the FIE guidelines) are below the stipulated levels now required to qualify as a FIE eligible for the tax holidays and reductions. As a result, Huayu Zi does not qualify as a productive type FIE and is not eligible for the tax holidays and tax reductions. Huayu Zi made provision for income taxes payable as a result of no longer having prior years' tax losses available and the uncertainty associated with qualifying for statutory tax relief of $549,048, $556,402 and $131,113 for the years ended December 31, 2006, 2005 and 2004, respectively.

At December 31, 2006, the Company's Canadian subsidiaries have non-capital losses of $30,764,641, which expire between 2007 and 2014 and net capital losses of $50,850,864, which do not expire and are available to reduce Canadian taxable capital gains in future years. The Company has foreign non-capital losses of $45,017,896 of which $38,295,746 does not expire and the balance of $6,722,150 relate to our US subsidiary and expire between 2010 and 2026.

71
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

12.   Impairment of note receivable.

Archer (see note 21) was incorporated in February 2005 for the purpose of acquiring a number of educational learning institutions in Canada. Zi acquired 24.9 percent of Archer's shares, through share subscription agreements in 2005. Consequently, Zi is a related party to Archer. The Company's ownership of Archer increased primarily by the sale of its Oztime and EPI subsidiaries to Archer. Under the sale agreements, Zi received 6,140,000 shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a RMB 1,000,000 non-interest bearing note receivable – December 31, 2006, U.S. dollar equivalent of $129,417. At December 31, 2006, the Company evaluated the note receivable for impairment and determined that subject to SFAS no. 114 "Accounting by Creditors for Impairment of Loan" using a projected discounted cash flow model, the full amount of the note receivable was impaired and hence provided for. At the time of the impairment, Archer had been unsuccessful in raising additional capital sufficient enough to repay the note and continued to post operating losses. Due to these factors it was probable that Archer would not have the necessary funds available to meet the requirements under the note.

On November 7, 2002, the Company completed the sale of Magic Vision Media, parent of Magic Lantern Communications Ltd. (collectively, "Magic Lantern") to JKC Group Inc. ("JKC"), a related party (note 14) and an American Stock Exchange listed company incorporated in the state of New York. Magic Lantern operations comprised the most significant portion of JKC's operations subsequent to the sale. Following the closing of the transaction on November 7, 2002, JKC was renamed to MLG. Under the agreement, as part of the sale consideration, Zi received a three-year promissory note from MLG in the amount of $3,000,000, bearing interest at the rate of 5 percent per annum, due in full November 7, 2005. The note was subject to adjustment based on MLG's financial performance during the first year after the sale. The performance criteria stipulated under the agreement were not met. The purchase price was reduced by $1,000,000, offset against the principal amount of the MLG promissory note reducing it to $2,000,000.

At December 31, 2004, the Company evaluated the note receivable for impairment and determined that subject to SFAS No. 114 "Accounting by Creditors for Impairment of Loan" using a projected discounted cash flow model at the loan's effective interest rate, the full amount of the note receivable including accrued interest was impaired and hence provided for. At the time of the impairment, MLG was under a going concern qualification and subject to ongoing operating cash requirements, continued operating losses and other debt to which the Company is subordinate. Due to those factors and the absence of private placements originally anticipated by MLG to occur in the fourth quarter of 2004, it was probable that MLG would not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note will not be accrued but will be recognized only upon payment by MLG of such interest.

72
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. The terms of the agreement required repayment on demand and provided the Company with a security interest in the assets of MLG. At June 30, 2005, the Company evaluated the note receivable for impairment and determined that subject to SFAS No. 114 "Accounting by Creditors for Impairment of Loan" using a projected discounted cash flow model at the loan's effective interest rate, the full amount of the note receivable including accrued interest was impaired and hence provided for. At the time of the impairment, MLG was under a going concern qualification and subject to ongoing operating cash requirements, continued operating losses and other debt to which the Company is subordinate. Due to these factors and the directive by Zi's Board of Directors to not provide further funding to MLG, it was probable that MLG would not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note will not be accrued but will be recognized only upon payment by MLG of such interest.

To the best of the Company's knowledge, MLG ceased all operations in July 2005 and is undertaking a voluntary dissolution and windup (See note 10). All amounts have been written off the Company's accounts as of December 31, 2005.

13.   Contingent Liabilities

The Company is subject to income taxes in Canada and other foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and recording the related assets and liabilities. The Company international transfer pricing policies and procedures and documentation is currently under audit by Canada Revenue Agency. The audit is still on going. The ultimate resolution of this matter is uncertain and the range of possible outcomes has not been determined by the Company. Accordingly, the Company has not recorded any liability relating to this audit as of December 31, 2006. The Company will continue to monitor the progress of the audit and assess if potential liability is likely.

Commencing on March 11, 2005, the Board of Regents of the University of Texas System ("UT") filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 ("112 Patent") in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority are customers of the Company's principal competitor in the text input market and a few are customers of the Company.

73
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

The Company is not a named party in the action. The Company has not accepted liability for any indemnity pursuant to its customer license agreements or otherwise. As a result of the Company's efforts the claim against two of the Company's customers was dismissed prior to any defence being filed. Without any admission of liability, the Company agreed as a business decision to assume the defence of five of its customers. Given the costs involved, the Company settled the claims against four of the Company's relatively minor customers.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of US Patent No. 4,674,112 against the Plaintiff, The Board of Regents of the University of Texas, and in favor of all remaining Defendants. The plaintiff has filed an appeal within the statutory 30 day limit for filing the appeal.

On February 22, 2007, the Company entered into a settlement agreement with the Receiver for the Lancer Fund (the "Receiver") to settle any and all outstanding claims and issues between the Receiver, the Lancer Entities and the Company. The settlement is conditioned upon the Receiver securing orders from the United States District Court for the Southern District of Florida and the United States Bankruptcy Court for the Southern District of Florida, authorizing the Receiver to execute the Settlement Agreement on behalf of the Lancer Entities. The settlement is also conditioned upon the parties securing the acknowledgement of the Alberta Securities Commission ("ASC") that the ASC will dismiss with prejudice Zi's pending action against the Receiver; that the ASC has no objection to the parties terminating such pending action; and that the ASC will take no further action based on acts of Michael Lauer and others which preceded the Receiver's appointment.

On April 10, 2007, a settlement agreement with the Receiver for the Lancer Entities became fully effective. Pursuant to the settlement agreement, the Receiver and the Company agreed to, among other things, immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, the Company and certain current and former directors of the Company have agreed to deliver mutual releases. As a result of the settlement agreement, Michael E. Lobsinger has resigned as a director of the Company. He is replaced as a director by George Tai of Calgary, Alberta.

On November 18, 2005, the former President and Chief Executive Officer of the Company filed a wrongful termination lawsuit against the Company in the Court of Queen's Bench of Alberta, Judicial District of Calgary. The Plaintiff was the President and CEO of Zi for the period from July 23, 2003 to May 26, 2005, when he submitted his resignation. On December 9, 2005, the Company filed its Statement of Defense and Counterclaim, denying the Plaintiff's claims. In March 2006, the Company settled these actions. The Company had accrued sufficient settlement costs related to this lawsuit as of December 31, 2005.

74
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

On December 4, 2003, the Company commenced a legal action against former counsel in respect of, among other things, their representation of the Company in a lawsuit, the outcome of which was unfavorable to the Company. As part of its defense, prior counsel filed a cross complaint against the Company for $1.1 million in unpaid legal fees and costs, which has been accrued by the Company in its financial statements. On April 6, 2005, the Company settled this litigation. The Company recorded a gain of $1,415,616 in the three month period ended June 30, 2005.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is not probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

14.   Related Party Transactions

The following table outlines the Company's related party transactions for the years ending December 31:

	2006	2005	2004
Legal services provided by a law firm in which a director is a partner	$158,078	$227,883	$125,708
Fees paid on behalf of a significantly influenced company	$7,247	$760	$10,442
Management fees paid to a firm owned by a director	$–	$–	$30,000
Consulting fees paid to a firm in which an officer is a partner	$66,006	$–	$–
Consulting fees paid to a firm owned by a former officer	$34,248	$49,333	$46,067

These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party.

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. At June 30, 2005, the full amount of the note receivable including accrued interest was impaired and hence provided for (see note 12).

At year-end, the amounts due from (to) related parties are as follows:

	2006	2005	2004
Due to law firm in which a director is a partner	$(57,931)	$(47,388)	$(5,338)
Due from significantly influenced company	$–	$–	$43,629
Due to a company in which an officer is a partner	$(56,188)	$–	$–

75
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

15.   Commitments and Guarantees

The Company rents premises and equipment under operating leases, which expire at various dates up to June 2012. The Company recorded rent expense for 2006 of $641,113 (2005 – $573,516, 2004 – $480,575).

Annual rentals under these leases for each of the next five years are as follows:

2007	$714,105
2008	588,022
2009	536,423
2010	536,423
2011	536,423
Total	$2,911,396

From time to time the Company enters into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements. The Company may provide indemnities. The terms of such obligations vary and generally, a maximum is not explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these indemnification obligations. The Company's management actively monitors the Company's exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

16.  Segmented Information

Zi develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi has a singular focus: to make mobile devices smarter and easier to use. Zi makes "intelligent interfaces" - software products that simplify data entry and interaction on communications devices. The result is richer, more personalized interaction for quicker, easier communication in 60 different language databases for use around the world.

Zi's product portfolio includes five products. eZiTap combines the power of predictive texting and automatic vocabulary learning with the familiarity and flexibility of multi-tap input. eZiTap is ideal for the youth market in which multi-tap is used to create unique and fun vocabulary and texting shortcuts. eZiType is a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType improves the mobile email user's text entry experience by enhancing typing speed and spelling accuracy. eZiText provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user's own language patterns and behavior.

76
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Qix is a new service discovery engine that provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system. Decuma is a new interactive handwriting input product from Zi that mimics how humans write with pen on paper - naturally and efficiently - in a broad range of languages. Revenues are reported under the contracting Zi subsidiary's country of residence.

Corporate includes unallocated segment expenses such as legal fees, public company costs and head office costs. The accounting policies of each of the business segments are the same as those described in note 3.

The Company's primary operations are located in North America. The Company operates three reportable business segments in four reportable geographic segments:

		Revenue				Other	Operating profit
Royalty , license and						operating	(loss), before interest
implementation fees			Total	Amortization	VAT	expenses	and other income
2006
Zi Technology	$11,836,217		$11,836,217	$1,534,027	$595,157	$13,453, 283	$(3,746, 250)
Corporate	–		–	173,185	–	5,025,213	(5,198,398)
Total	$11,836,217		$11,836,217	$1,707,212	$595,157	$18,478,496	$(8,944,648)
Interest expense and interest and other income							209,556
Loss before income taxes							$(8,735,092)

2005
Zi Technology	$10,614,043		$10,614,043	$975,867	$522,278	$11,603,694	$(2,487,796)
Corporate	–		–	176,427	–	1,455,940	(1,632,367)
Total	$10,614,043		$10,614,043	$1,152,294	$522,278	$13,059,634	$(4,120,163)
Interest expense and interest and other income							318,758
Loss before income taxes							$(3,801,405)

2004
Zi Technology	$12,898,838		$12,898,838	$709,064	$434,386	$9,480,805	$2,274,583
Corporate	–		–	193,176	–	3,798,053	(3,991,229)
Total	$12,898,838		$12,898,838	$902,240	$434,386	$11,278,858	$(1,716,646)
Interest expense and interest and other income							45,282
Gain before income taxes							$(1,671,364)

		2006			2005
	Capital	Other	Identifiable	Capital	Other	Identifiable
	assets	assets	assets	assets	assets	assets

Zi Technology	$ 4,094,355	$ 9,520,898	$13,615,253	$ 3,855,682	$ 6,036,311	$ 9,891,993

Corporate	233,456	698,361	931,817	394,586	9,880,435	10,275,021
Total	$ 4,327,811	$10,219,259	$ 14,547,070	$ 4,250,268	$15,916,746	$ 20,167,014

77
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Corporate includes non-cash compensation expense related to issuance of employee stock options and RSUs in 2006 of $1,497,369 (2005 – nil; 2004 – $685,631). All additions to software development costs of $1,407,204 in 2006 (2005 – $930,264) are part of Zi Technology operations.

Revenue							Operating profit
Royalty, license and					Other operating	(loss), before interest
implementation fees		Total	Amortization	VAT	expenses		and other income
2006
Canada	$5,832,869	$5,832,869	$1,417,331	$–	$11,628,079		$(7,212,541)
China	4,751,684	4,751,684	99,719	595,157	2,811,919		1,244,889
U.S.A.	935,956	935,956	6,606	–	2,244,921		(1,315,571)
Sweden	315,708	315,708	169,160	–	1,688,014		(1,541,466)
Other	–	–	14,396	–	105,563		(119,959)
Total	$11,836,217	$11,836,217	$1,707,212	$595,157	$18,478,496		$(8,944,648)
Interest expense and interest and other income							209,556
Impairment of note receivable							(129,417)
Loss before income taxes						$	(8,864,509)

2005
Canada	$4,175,334	$4,175,334	$909,639	$–	$6,801,134		$(3,531,439)
China	5,019,599	5,019,599	53,971	522,278	2,739,411		1,703,939
U.S.A.	1,021,769	1,021,769	14,246	–	2,024,754		(1,017,231)
Sweden	397,341	397,341	164,042	–	1,406,772		(1,173,473)
Other	–	–	14,396	–	87,563		(101,959)
Total	$10,614,043	$10,614,043	$1,152,294	$522,278	$13,059,634		$(4,120,163)
Interest expense and interest and other income							318,758
Loss before income taxes							$(3,801,405)

2004
Canada	$5,884,396	$5,884,396	$785,577	$–	$9,072,948		$(3,973,129)
China	5,207,579	5,207,579	87,586	434,386	2,227,742		2,457,865
U.S.A.	1,806,863	1,806,863	15,681	–	1,868,755		(77,573)
Other	–	–	14,396	–	109,413		(123,809)
Total	$12,898,838	$12,898,838	$902,240	$434,386	$11,278,858		$(1,716,646)
Interest expense and interest and other income							45,282
Loss before income taxes							$(1,671,364)

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Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

		2006			2005
	Capital	Other	Identifiable	Capital	Other	Identifiable
	assets	assets	assets	assets	assets	assets
Canada	$ 2,803,787	$ 4,637,029	$ 7,440,816	$ 2,775,140	$ 10,442,969	$ 13,218,109
China	192,608	5,059,157	5,251,765	162,607	4,341,782	4,504,389
U.S.A	23,193	246,866	270,059	26,860	535,127	561,987
Sweden	1,229,044	258,745	1,487,789	1,192,086	579,669	1,771,755
Other	79,179	17,462	96,641	93,575	17,199	110,774
Total	$ 4,327,811	$10,219,259	$14,547,070	$ 4,250,268	$ 15,916,746	$ 20,167,014

Canada includes non-cash compensation expense related to issuance of employee stock options and RSUs in 2006 of $1,497,369 (2005 – nil; 2004 – $685,631). All additions to software development costs of $1,407,204 in 2006 (2005 – $930,264) are part of Canadian operations.

17.   Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities	2006	2005
		Restated see note 3
Compensation	$1,285,652	$1,275,824
Trade accounts payable	1,174,585	561,808
Withholding tax and income taxes payable	876,546	1,058,127
Accounting and other compliance	315,641	311,251
Litigation and legal	327,048	255,866
Other accrued liabilities	66,550	77,000
Total	$4,046,022	$3,539,876

Loss per share

In 2006, anti-dilutive stock options, RSUs, warrants and performance based es-crowed shares of 3,999,982 have been excluded in the calculation of diluted loss per share (2005 – 4,959,869; 2004 – 6,374,836).

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2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

18.   Governmental Regulation

Archer (see note 21) and each learning institution are subject to regulation by federal and provincial governmental agencies and accrediting bodies. In order to participate in the various provincial student financial assistance programs, the schools must satisfy regulatory scrutiny on the basis of numerous standards as well as demonstrate their compliance to the governmental bodies on an ongoing basis. As of December 31, 2005, Archer's institutions were in compliance with the applicable regulations in all material respects.

All institutions participating in the provincial student assistance programs must satisfy specific standards of financial responsibility. The provincial governmental bodies evaluate the institutions for compliance with these standards each year, based on the institutions' audited financial statements.

Because Archer operates in a regulated industry, it may be subject to, from time to time, investigations, claims of non-compliance, or lawsuits by governmental agencies or third parties, which allege statutory violations, regulatory infractions, or common law causes of action. There can be no assurance that other regulatory agencies or third parties will not undertake investigations or make claims against the Archer, or that such claims, if made, will not have a material adverse effect on Archer's business results of operations or financial condition.

19.   Economic Dependence

In 2006, two Zi Technology customers accounted for 34 percent or $4,311,634 (2005 – 31 percent or $3,583,403; 2004 – 34 percent or $4,587,871) of the Company's total revenue. As at December 31, 2006, the Company's single largest customer accounted for 52% of the accounts receivable balance. Subsequent to year-end, the full amount of the receivable was collected.

20.   Subsequent Events

Private Placement

On March 29, 2007, the Company completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units priced at $1.61 per unit for gross proceeds of $6,000,712. Each unit consists of one share of the Company's stock and two-fifth of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock after six months from the date of closing but before March 29, 2012, at an exercise price of $2.14 per share. As fees for services, the Company agreed to pay a commission to the placement agent involved in the private placement in the United States equal to eight percent of the gross proceeds of such private placement, with six percent to be paid in the form of cash and two percent to be paid in the form of units, which have been included in the total units above, equal to the price paid per unit. An additional eight percent will be paid on the gross proceeds on the exercise of any share purchase warrants held by investors during the first twelve months following the closing of the private placement in the United States and four percent of the gross proceeds on the exercise of any share purchase warrants held by investors during the second twelve months following the closing of the private placement in the United States. Such placement agent will also be issued warrants to purchase such number of common shares of the Company equal to eight percent of the units issued in the private placement in the United States. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

80
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Stock Option Grant

On January 10, 2007, the Company granted to directors 250,000 stock options with a fair value of $0.82 per share option under the Company's stock option plans. The value of those shares options, aggregating $205,000 will be amortized over the 12-month vesting period. On January 10, 2007, the Company granted to employees other than senior management and directors 72,000 stock options with a fair value of $0.64 per share option under the Company's stock option plans. The value of those share options, aggregating $46,080, will be amortized over the three-year vesting period.

On February 28, 2007, the Company granted to an officer and director 400,000 stock options with a fair value of $1.00 per share option under the Company's stock option plans. The value of those share option, aggregating $400,000 will be amortized over the three-year vesting period.

21.   Discontinued Operations

On March 12, 2007, the Zi received an offer to purchase its minority interest in Archer. The offer was presented and approved by the Company’ s Board of Directors on March 22, 2007. Effective March 27, 2007, the Company sold its minority interest in Archer for CDN$0.12 per share for total proceeds of CDN$736,800. There were no contingent considerations, or performance criteria in the sale agreement.

Because the Company’ s management had not previously been given a mandate by the Board of Directors to locate a purchaser of its investment in Archer, Archer was initially included in the Company’ s consolidated operating loss for all previous periods. For the years ended March 31, 2006, 2005, and 2004, Archer’ s operating results have been reclassified to discontinued operations, net of taxes (see note 11) and disclosures elsewhere to conform with this change.

81
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

For the year ended December 31	2006	2005	2004
Revenue	$555,523	$770,470	$504,213
Cost of sales	(22,696)	(248,689)	(109,252)
Operating expenses	(893,177)	(1,368,110)	(1,138,667)
Interest income	9,032	41,746	26,871
Non-controlling interest	–	(23,920)	–
Equity Interest loss in Archer (March 1, 2006 to December 31, 2006)	(893,973)	–	–
Net loss	$1,245,291	$828,503	$716,835

Prior to the completion of the sale, Archer’ s operating results had been categorized as the Company’ s e-Learning business segment (see note 16).

Prior to 2005, Zi conducted its e-Learning business segment through Oztime Education & Network Technology Co. Ltd. ("Oz") and English Practice Inc. ("EPI"). Archer was incorporated in February 2005 for the purpose of acquiring Oz and EPI and continuing the e-Learning Business Segment. Effective March 1, 2006, Archer was deconsolidated and accounted for under the equity method. See note 4 "Acquisition of Archer Education Group Inc."

The Company has recognized its proportionate share of the loss of Archer operations for the period between March 1, 2006 and December 31, 2006, in the amount of $893,973, and appropriately reduced its investment in Archer by the same amount. As at December 31, 2006, the Company held 6,140,000 shares of Archer. Archer is a private company and as such the Company is unable to determine a fair value for this investment. As at December 31, 2006, equity in net loss of Archer had exceeded Zi’ s investment in Archer. The Company does not recognize its proportionate share of losses that would result in a negative carrying value of its equity investment. No further losses will be recognized as Zi has no commitment to fund further losses. As a result, the full amount of the proceeds were recognized as a gain on disposal of discontinued operations in the period ended March 31, 2007.

As the Company disposed of Archer on March 27, 2007, for the consolidated balance sheets as at March 31, 2006, and 2005, Archer’ s assets and liabilities have been reclassified to discontinued operations. Archer’ s assets and liabilities consist of the following:

82
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

As at December 31	2006	2005
Cash and cash equivalents	$–	$730,004
Accounts receivable	–	649,269
Work-in-process and inventory	–	13,897
Prepayments and deposits	–	48,762
Capital assets – net	–	186,730
Ministry registration and assistant programs	–	135,742
Curriculum	–	134,590
Contracts relationship	–	338,497
Total Assets	$–	$2,237,491

As at December 31	2006	2005
Bank indebtedness	$–	$106,650
Accounts payable and accrued liabilities	–	1,007,849
Deferred Revenue	–	462,090
Notes payable	–	147,678
Total Liabilities	$–	$1,724,267

As Archer was deconsolidated on March 1, 2006 and Zi’ s equity interest in Archer was written down to nil value as at December 31, 2006, no assets or liabilities are applicable as at December 31, 2006.

83
2006 Annual Report

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Zi Corporation

We have audited the consolidated financial statements of Zi Corporation (the ''Company'') as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, and have issued our reports thereon dated March 29, 2007 (which audit report expresses an unqualified opinion and includes an explanatory paragraph referring to our consideration of internal control over financial reporting and also includes a separate report titled "Comments by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference" referring to conditions and events that cast substantial doubt on the Company's ability to continue as a going concern); such financial statements and reports are included in the 2006 Annual Report on Form 20-F. Our audits also included the financial statement schedule of Zi Corporation. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 29, 2007

Schedule 11 - Valuation and Qualifying Accounts

	Balance at
	Beginning of	Charged to costs		Balance at
	Year	and expenses	Deductions	End of Year
Allowance for Doubtful Accounts
Year Ended December 31, 2006	$426,697	$750,535	$240,501	$936,731
Year Ended December 31, 2005	$154,108	$278,589	$6,000	$426,697
Year Ended December 31, 2004	$507,640	$68,844	$422,376	$154,108

84
Zi Corporation